      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 8, 1999

                                                           REGISTRATION NO. 333-

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  -------------
                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                              --------------------
                            SPIEKER PROPERTIES, INC.
             (Exact Name of Registrant As Specified in its Charter)

            MARYLAND                               94-3185802
(State or Other Jurisdiction of                  (I.R.S. Employer
Incorporation or Organization)                Identification Number)

                               2180 SAND HILL ROAD
                          MENLO PARK, CALIFORNIA 94025
                                 (650) 854-5600
 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                            ------------------------
                                 CRAIG G. VOUGHT
              EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                            SPIEKER PROPERTIES, INC.
                         2180 SAND HILL ROAD, SUITE 200
                          MENLO PARK, CALIFORNIA 94025
                                 (650) 854-5600
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                            ------------------------
                                 WITH A COPY TO:

                             ALISON S. RESSLER, ESQ.
                               SULLIVAN & CROMWELL
                             1888 CENTURY PARK EAST
                          LOS ANGELES, CALIFORNIA 90067
                                 (310) 712-6600
                            ------------------------
        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
   From time to time after the effective date of this Registration Statement.

                            ------------------------
        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                           -------------------------

                                         CALCULATION OF REGISTRATION FEE
================================================================================================================================
                                                          PROPOSED MAXIMUM
                                     AMOUNT TO BE         AGGREGATE PRICE        PROPOSED MAXIMUM                AMOUNT OF
TITLE OF SHARES TO BE REGISTERED     REGISTERED(1)          PER SHARE(2)       AGGREGATE OFFERING PRICE      REGISTRATION FEE(1)
--------------------------------------------------------------------------------------------------------------------------------
Common Stock                        335,509 shares           $35.375                 $11,868,631                   $3,300
--------------------------------------------------------------------------------------------------------------------------------
Stock Purchase Rights                  335,509                  N/A                      N/A                         N/A
================================================================================================================================

(1) 3,685,254 shares previously registered with the Commission pursuant to registration statements Nos. 333-346 (1,341,914 shares, filed February 28, 1996), 333-9425 (50,000 shares, filed August 2, 1996), 333-14325
        (87,315 shares, filed October 17, 1996), 333-21709 (503,500 shares, filed February 13, 1997) and 333-43707 (1,702,525 shares, filed January 21, 1998), are being carried forward in the Prospectus included in this Registration Statement. Registration fees of $11,424, $486, $782, $5,397 and $21,110 were previously paid on such shares.

(2) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c) based on the average of the high and low reported sales prices on the New York Stock Exchange on April 6, 1999.

        PURSUANT TO RULE 429 UNDER THE SECURITIES ACT OF 1933, THE PROSPECTUS INCLUDED IN THIS REGISTRATION STATEMENT IS A COMBINED PROSPECTUS AND RELATES TO REGISTRATION STATEMENT NOS. 333-346 (1,341,914 SHARES, FILED FEBRUARY 28, 1996), 333-9425 (50,000 SHARES, FILED AUGUST 2, 1996), 333-14325 (87,315 SHARES, FILED
OCTOBER 17, 1996), 333-21709 (503,500 SHARES, FILED FEBRUARY 13, 1997) AND
333-43707 (1,702,525 SHARES, FILED JANUARY 21, 1998), PREVIOUSLY FILED BY THE REGISTRANT ON FORM S-3 WITH THE COMMISSION. THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE AN AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREINAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

================================================================================

                                4,020,763 Shares

                            SPIEKER PROPERTIES, INC.


                                  Common Stock


        This is an offering of shares of common stock of Spieker Properties, Inc. from time to time by selling stockholders.

        Our common stock is listed on the New York Stock Exchange under the symbol "SPK." The last reported sales price of the common stock on April 6, 1999 was $35.375 per share.

        YOU SHOULD READ THE SPECIAL CONSIDERATIONS BEGINNING ON PAGE 2 IN THE PROSPECTUS BEFORE PURCHASING THE SHARES OF COMMON STOCK.

        The selling stockholders from time to time may offer and sell the shares held by them directly or through agents or broker-dealers at market prices and on other sale terms. To the extent required, we will disclose in a prospectus supplement the names of any agent or broker-dealer, applicable commissions or discounts and any other required information with respect to any particular offer. See "Plan of Distribution."

        NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

        Our principal executive offices are located at 2180 Sand Hill Road, Suite 200, Menlo Park, California 94025 and, and our telephone number is (650) 854-5600.



                  The date of this prospectus is April 7, 1999.


                                       TABLE OF CONTENTS


                                                                                          PAGE

THE COMPANY AND THE OPERATING PARTNERSHIP....................................................2

SECURITIES TO BE OFFERED.....................................................................2

USE OF PROCEEDS..............................................................................2

SPECIAL CONSIDERATIONS.......................................................................2
        Our Properties May Not Generate Sufficient Income to Meet All of our Obligations.....3
        Adverse California Economic Conditions Could Hurt our Performance....................3
        Our Acquisition and Development Activities Present Risks Which May Adversely
               Affect our Performance........................................................3
        We Cannot Reinvest our Earnings and Must Rely on Debt and Equity Financing for
               Acquisitions..................................................................3
        We May be Responsible for Environmental Hazards We Did Not Cause.....................4
        Earthquakes and Other Extraordinary Events May Cause Losses..........................4

DESCRIPTION OF CAPITAL STOCK.................................................................4
        General..............................................................................4
        Common Stock.........................................................................5
        Preferred Stock......................................................................6
        Shareholder Protection Rights........................................................6
        Participating Preferred Stock........................................................8
        Restrictions on Ownership............................................................8

DESCRIPTION OF PARTNERSHIP UNITS.............................................................9
        General..............................................................................9
        Exchange of Partnership Units.......................................................10

SHARES AVAILABLE FOR FUTURE SALE............................................................10

REGISTRATION RIGHTS.........................................................................11

SELLING STOCKHOLDERS........................................................................11

ANTI-TAKEOVER PROVISIONS OF OUR CHARTER AND BYLAWS..........................................14

FEDERAL INCOME TAX CONSIDERATIONS...........................................................14
        General.............................................................................14
        Taxation of the Company.............................................................15
        Requirements for Qualification......................................................16
               Asset Tests..................................................................17
               Gross Income Tests...........................................................17
               Annual Distribution Requirements.............................................19
               Failure to Qualify...........................................................19
        Tax Aspects of our Investment in the Operating Partnership..........................20
               General......................................................................20
               Tax Allocations with Respect to the Properties...............................20
               Sale of the Properties.......................................................20
        Taxation of Stockholders............................................................21
               Taxation of Taxable U.S. Stockholders........................................21




                                                                                          PAGE

               In General...................................................................21
               Information Reporting and Backup Withholding.................................22
        Taxation of Tax-Exempt Stockholders.................................................22
        Taxation of Non-U.S. Stockholders...................................................22
               Distributions from the Company...............................................23
        Other Tax Considerations............................................................24
               Dividend Reinvestment Program................................................24
               Possible Legislative or Other Actions Affecting Tax Considerations...........25
               State and Local Taxes........................................................25

PLAN OF DISTRIBUTION........................................................................25

EXPERTS ....................................................................................26

VALIDITY OF SHARES..........................................................................26

AVAILABLE INFORMATION.......................................................................26

INCORPORATION OF DOCUMENTS BY REFERENCE.....................................................26

                    THE COMPANY AND THE OPERATING PARTNERSHIP

        We are a self-administered and self-managed equity real estate investment trust, or "REIT," that specializes in the acquisition, development and management of suburban office and industrial properties. As of December 31, 1998, we owned income-producing properties aggregating approximately 41 million rentable square feet. The properties are located primarily in California, Washington, Oregon and Idaho.

        We conduct substantially all of our activities through Spieker Properties, L.P., referred to as the "operating partnership." We are the sole general partner, as well as a limited partner, of the operating partnership and owned approximately 88% of its partnership interests as of December 31, 1998. Members of our senior management and outside investors own the remaining limited partnership interest. As the sole general partner of the operating partnership, we have control over the management of the operating partnership and over each of its properties.

        We are a Maryland corporation and the operating partnership is a California limited partnership. We and the operating partnership were formed in 1993.

        We have elected to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code of 1986. As a REIT, we generally are not subject to federal income tax on net income that we distribute to our stockholders. REITs are subject to a number of organizational and operational requirements, including a requirement that they currently distribute at least 95% of their taxable income. See "Federal Income Tax Considerations."

                            SECURITIES TO BE OFFERED

        This prospectus relates to the offer and sale from time to time by the holders of:

        (1) 1,219,512 shares of our common stock that may be issued to the holder of 1,000,000 shares of our Series A preferred stock and

        (2) 2,801,251 shares of our common stock that may be issued to the holders of 2,801,251 units of limited partnership interests in the operating partnership.

        The common stock will be issued to these holders only if they exchange their shares of Series A preferred stock or partnership units for shares of common stock. We are registering the shares pursuant to the terms of investor rights agreements we entered into with these holders. Even though these shares of common stock will be registered, we may never issue them and the holders may never offer to sell them.

                                 USE OF PROCEEDS

        We will not receive any cash proceeds from the issuance of the shares of common stock or the sale of such shares by the selling stockholders. We have agreed to bear the expenses of registration under Federal and state securities laws. We will acquire one additional partnership unit in the operating partnership in exchange for each share of common stock that we issue to holders of partnership units.

                             SPECIAL CONSIDERATIONS

        Prospective investors should carefully consider the following information before purchasing the shares of common stock offered by this prospectus.

OUR PROPERTIES MAY NOT GENERATE SUFFICIENT INCOME TO MEET ALL OF OUR OBLIGATIONS

        Real property investments are subject to varying degrees of risk. The yields available from investments in real estate depend on the amount of income and capital appreciation generated by the related properties. If our properties do not generate sufficient income to meet operating expenses, including debt service, ground lease payments, tenant improvements, third-party leasing commissions and other capital expenditures, our income and ability to make distributions to stockholders will be adversely affected.

        There is also the risk that as leases on our properties expire, tenants will enter into new leases on terms that are less favorable. In addition, real estate investments are relatively illiquid and, therefore, will tend to limit our ability to vary our portfolio promptly in response to changes in economic or other conditions.

ADVERSE CALIFORNIA ECONOMIC CONDITIONS COULD HURT OUR PERFORMANCE

        The performance of the economy in each of the regions in which our properties are located affects occupancy, market rental rates and expenses and, consequently, has an impact on the income generated from our properties and their underlying values. The financial results of major local employers also may have an impact on the cash flow and value of our properties. In terms of rentable square feet, approximately 78% of our properties as of December 31, 1998, are located in California. As a result of this geographic concentration, the performance of the California commercial real estate market will affect the value of our properties in that area and, in turn, our value as a company.

OUR ACQUISITION AND DEVELOPMENT ACTIVITIES PRESENT RISKS WHICH MAY ADVERSELY AFFECT OUR PERFORMANCE

        We intend to acquire existing commercial properties to the extent that they can be acquired on advantageous terms and meet our investment criteria. Acquisitions of commercial properties entail general investment risks associated with any real estate investment, including the risk that investments will fail to perform as expected or that estimates of the cost of improvements to bring an acquired property up to standards may prove inaccurate.

        We also intend to pursue commercial property development projects. These projects generally require various governmental and other approvals, and we cannot be sure that we will receive these approvals. Our development activities will entail certain risks, including:

        - The expenditure of funds on and devotion of management's time to projects which may not come to fruition.

        - The risk that construction costs of a project may exceed original estimates, possibly making the project uneconomic.

        - The risk that occupancy rates and rents at a completed project will be less than anticipated.

        - The risk that expenses at a completed development will be higher than anticipated.

These risks may result in a reduction in the funds available for distribution to you as dividends.

WE CANNOT REINVEST OUR EARNINGS AND MUST RELY ON DEBT AND EQUITY FINANCING FOR ACQUISITIONS

        Because we operate as a real estate investment trust, we must distribute 95% of our earnings as dividends and cannot reinvest our earnings in our business. Therefore, we rely on equity and debt financing to support our acquisition activities which require a substantial up-front payment. We will be subject to the risks normally associated with debt financing, including the risk that our cash flow will be insufficient to meet required payments of principal and interest, the risk that existing indebtedness on our properties cannot be refinanced or that the terms of the refinancing will not be as favorable as the terms of existing indebtedness. In addition, investors risk that the book value of their shares of common stock purchased in this offering may be diluted by any future equity offerings used to finance acquisitions.

WE MAY BE RESPONSIBLE FOR ENVIRONMENTAL HAZARDS WE DID NOT CAUSE

        Under various Federal, state and local laws, we are liable for the costs of removal or remediation of certain hazardous or toxic substances on or in our properties. These laws often impose liability without regard to whether we knew of, or were responsible for, the presence of the hazardous or toxic substances. The presence of such substances, or our failure to properly remove such substances, may adversely affect our ability to sell or rent such property.

        We are not aware of any environmental liability that would have a material adverse effect on our business, assets or results of operations. However, there is always the chance that material environmental liabilities do exist, and if they did, they would have an adverse effect on our results of operations and cash flow.

EARTHQUAKES AND OTHER EXTRAORDINARY EVENTS MAY CAUSE LOSSES

        We carry comprehensive liability, fire, flood, extended coverage and rental loss insurance. There are, however, certain types of extraordinary losses which may be either uninsurable or not economically feasible to insure. Further, a substantial number of our properties are located in areas that are subject to earthquake activity. Although we have obtained limited earthquake insurance coverage, if a property sustains damage as a result of an earthquake, we may still incur substantial losses due to insurance deductibles and co-payments. Additionally, earthquake insurance may not be available for some properties, or if available, may not be available on terms acceptable to us. Should an uninsured loss occur, we could lose our investment in a number of our properties, as well as the rents generated from these properties.

                          DESCRIPTION OF CAPITAL STOCK

        The following is a description of the general terms and provisions of our capital stock. This description is subject to and qualified in its entirety by reference to the applicable provisions of our Articles of Incorporation and Bylaws. The Bank of New York is our transfer agent.

GENERAL

        As of March 19, 1999, we had authority to issue 1,000,000,000 shares of all classes of capital stock. The following table sets forth our capital stock as of March 19, 1999:

Class of Capital Stock            Authorized           Issued and Outstanding
----------------------            ----------           ----------------------
Common Stock                     649,000,000                   63,259,366
Class B Common Stock               2,000,000                            0
Class C Common Stock               1,500,000                            0
Series A Preferred Stock           1,000,000                    1,000,000
Series B Preferred Stock           5,000,000                    4,250,000
Series C Preferred Stock           6,000,000                    6,000,000
Series D Preferred Stock           1,500,000                            0
Series E Preferred Stock           4,000,000                    4,000,000
Excess Stock                     330,000,000                            0


        At any given time, the maximum number of shares of common stock that may be issued under our Stock Incentive Plan is equal to:

        (a) 9.9% of the number of shares of common stock outstanding as of the last day of the immediately preceding quarter, plus

        (b) the number of shares of common stock issuable upon conversion of partnership units, Series A preferred stock and all classes of our convertible securities that may be issued in the future, as of the last day of the preceding quarter, reduced by

        (c) the number of shares of common stock reserved for issuance under other stock compensation plans.

        In addition, as of March 19, 1999, we had the following number of shares of common stock reserved for issuance:

        -       150,000 shares under our Directors Stock Option Plan.

        - 1,219,512 shares upon the conversion of the Series A preferred stock.

        - 8,931,916 shares upon the conversion of limited partnership units in the operating partnership.

        We have also reserved 1,500,000 shares of Series D preferred stock for issuance upon conversion of Series D preferred units in the operating partnership. As of March 19, 1999, pursuant to our stock option plans, options to purchase 5,076,500 shares of common stock were outstanding.

COMMON STOCK

        The holders of the outstanding common stock are entitled to one vote per share for each director being elected and on all other matters voted on by stockholders. The Articles of Incorporation do not provide for cumulative voting in the election of directors.

        Subject to the preferential rights of our preferred stock and any preferential rights of any other outstanding series of capital stock, the holders of common stock are entitled to distributions declared from time to time by the board of directors from funds available for distribution to such holders. We currently pay regular quarterly dividends to holders of common stock. The shares of common stock offered by this prospectus will be fully paid and nonassessable and will not be subject to preemptive or similar rights.

        In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to receive ratably the assets remaining after satisfaction of all liabilities and payment of liquidation preferences and accrued dividends, if any, on our preferred stock and any other series of capital stock that has a liquidation preference. The rights of holders of common stock are subject to the rights and preferences established by the board of directors for any capital stock that may subsequently be issued.

        Subject to limitations prescribed by Maryland law and our Articles of Incorporation, the board of directors is authorized to reclassify any unissued portion of the authorized shares of capital stock into other classes or series of common stock or preferred stock. The board may also establish the number of shares in each class or series, fix the designation and any preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption.

PREFERRED STOCK

        Each series of preferred stock ranks prior to each class of common stock with respect to dividends and amounts upon liquidation or winding up. The Series B, Series C and Series E preferred stock are publicly traded, and the Series A preferred stock is held by an institutional investor. The Series D preferred stock is issuable after April 20, 2008, or earlier upon the occurrence of specified events, upon the conversion of Series D preferred units of the operating partnership. Each series of preferred stock has only limited voting rights.

        Additional rights, privileges and preferences of our outstanding preferred stock are as follows:



                                                                                       NYSE
                                         Liquidation  Conversion                       Trading
Class               Dividend Rate        Preference   Rights             Redemption    Symbol
-----               -------------        ----------   ------             ----------    ------

Series A preferred  common stock         $25.00       Convertible into   Yes, after    n/a
                    dividend times                    1.2195 shares of   5/13/1999
                    1.2195                            common stock

Series B preferred  $2.3625 per annum    $25.00       n/a                Yes, after    SPKPrB
                                                                         12/11/2000

Series C preferred  $1.9688 per annum    $25.00       n/a                Yes, after    SPKPrC
                                                                         10/10/2002

Series D preferred  $3.8438 per annum    $50.00       n/a                Yes, after    n/a
                                                                         4/30/2003

Series E preferred  $2.00 per annum      $25.00       n/a                Yes, after    SPKPrE
                                                                         6/4/2003


SHAREHOLDER PROTECTION RIGHTS

         The following description of the shareholder protection purchase rights contains the general terms and description of these rights. If you desire more detailed information, please see the complete text of the Stockholder Protection Rights Agreement, dated as of September 10, 1998, between us and

The Bank of New York, which has been filed with the SEC. The following discussion is qualified in its entirety by the terms of the Rights Agreement.

        On September 9, 1998, our board of directors declared a dividend payable on September 30, 1998 of one right for each outstanding share of common stock held of record at the close of business on September 30, 1998. Shares of common stock issued thereafter and prior to the Separation Time (as defined below) will have an attached right. The board of directors adopted the Rights Agreement for the purpose of protecting stockholders against attempts to acquire control of us by means of a hostile tender offer made at less than a full and fair price and other takeover tactics that can be used to deprive stockholders of the ability to get a full and fair price for all of their shares.

        The Separation Time will occur upon the earliest of:

        - 10 days following the date any entity commences a tender or exchange offer which, if completed, would result in such entity becoming an Acquiring Person.

        - 10 days following a public announcement that an entity has become an Acquiring Person.

        An Acquiring Person is any person or entity which beneficially owns 15% or more of the common stock, subject to certain exceptions described in the Rights Agreement. The board of directors may shorten or lengthen the 10 day time period by resolution prior to the expiration of the 10 day period, in which case the Separation Time will be the date determined by the board of directors. If a tender offer or exchange offer is cancelled or terminated prior to the Separation Time without the purchase or exchange of any shares of our common stock, the offer will be deemed not to have been made.

        Until the Separation Time, common stock certificates will also evidence the rights, and the rights will be transferred with and only with the common stock. After the Separation Time, the rights agent will mail separate rights certificates to holders of common stock, and the rights may trade separately.

        The rights will become exercisable one business day following the Separation Time. In such event, each right, other than rights beneficially owned by the Acquiring Person, shall entitle the holder to purchase for an exercise price of $140 a number of shares of common stock having a market value of $280. The board of directors may also elect, at any time after the Separation Time and before the Acquiring Person becomes the beneficial owner of 50% of the common stock, to exchange each outstanding right for one share of common stock or one one-hundredth of a share of participating preferred stock.

        The board of directors may, at its option, at any time prior to the Separation Time, redeem all of the outstanding rights at a price of $.01 per right. Immediately upon the action of the board of directors electing to redeem the rights, without any further action and without any notice, the right to exercise the rights will terminate and each right will thereafter represent only the right to receive the redemption price in cash.

        The rights will expire on the earliest of (1) the close of business on September 30, 2008, (2) the date on which the rights are redeemed, (3) the date the board of directors elects to exchange the rights for common stock or participating preferred stock or (4) upon our merger into another corporation pursuant to an agreement entered into prior to the public announcement that a person has become an Acquiring Person.

        The exercise price and the number of rights outstanding, or in certain circumstances the securities purchasable upon exercise of the rights, are subject to adjustment from time to time to prevent dilution in the event of a stock split or the distribution of any securities or assets in respect of, in lieu of or in exchange for common stock.

        If at any time following the date of the public announcement that a person has become an Acquiring Person, either (1) we are acquired in a merger or other business combination in which we are not the surviving corporation or (2) 50% or more of our assets, cash flow or earning power is sold or transferred, then each holder of a right would be entitled to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the right.

PARTICIPATING PREFERRED STOCK

        We may file Articles Supplementary relating to the participating preferred stock and may issue them in exchange for stockholder protection rights after the Separation Time. Each share of participating preferred stock would be the economic equivalent of 100 shares of common stock and would pay preferential cash dividends quarterly at a rate equal to the greater of (1) the dividends paid on 100 shares of common stock or (2) $35.00. In addition, the participating preferred stock would be entitled to vote as a class with the common stock on matters requiring a vote of the stockholders, with each share of participating preferred stock taken as 100 votes.

        In the event we liquidate, dissolve or wind up our operations, the holders of participating preferred stock would be entitled to receive on a parity with the holders of our other series of preferred stock, and prior and in preference to any distribution to the holders of any class of common stock, an amount per share equal to $14,000. We would not be able to redeem the participating preferred stock.

RESTRICTIONS ON OWNERSHIP

        For us to qualify as a REIT under the Internal Revenue Code of 1986, as amended (the "Code"):

               (1) not more than 50% in value of our outstanding stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code) during the last half of a taxable year,

               (2) the stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year and

               (3) certain percentages of our gross income must be from particular activities.

See "Federal Income Tax Considerations--Requirements for Qualification--Gross Income Tests". To enable us to continue to qualify as a REIT, the Articles of Incorporation restrict the ownership of shares of common stock and preferred stock.

        The Articles of Incorporation provide that, subject to certain exceptions, no stockholder may own, or be deemed to own by virtue of the attribution provisions of the Code, more than 9.9% of the value of our outstanding common stock and preferred stock. The board of directors may waive the ownership limit in certain limited situations if the Board receives a ruling of the Internal Revenue Service or an opinion of counsel to the effect that such ownership will not jeopardize our status as a REIT. As a condition to obtaining a waiver, the board of directors may require representations and undertakings from the applicant with respect to preserving our REIT status. The ownership limit will not apply if the board of directors and the stockholders determine that it is no longer in our best interests to continue to qualify as a REIT. If the issuance or transfer of shares of common stock or preferred stock to any person would cause the person to exceed the ownership limit, would cause us to be beneficially owned by fewer than 100 persons or would cause us to become "closely held" under Section 856(h) of the Code, the issuance or transfer shall be null and void.

        The Articles of Incorporation also provides that shares involved in a transfer or change in capital structure that results in a person owning in excess of the ownership limit or would cause us to become "closely held" within the meaning of Section 856(h) of the Code will automatically be exchanged for Excess Stock. All Excess Stock will be transferred, without action by the stockholder, to us as trustee of a trust for the exclusive benefit of the transferee or transferees to whom the Excess Stock is ultimately transferred. While the Excess Stock is held in trust, it will not be entitled to vote, it will not be considered for purposes of any stockholder vote or the determination of a quorum for such vote and it will not be entitled to participate in any distributions made by us, except upon liquidation. We would have the right, for a period of 90 days during the time the Excess Stock is held by us in trust, to purchase all or any portion of the Excess Stock from the intended transferee at the lesser of the price paid for the stock by the intended transferee and the closing market price for the stock on the date we exercise our option to purchase.

        The ownership limit provision of the Articles of Incorporation will not be automatically removed if the REIT provisions of the Code are changed to remove or increase the ownership concentration limitation. Except as otherwise described above, any change in the ownership limit would require an amendment to the Articles of Incorporation. In addition to preserving our status as a real estate investment trust, the ownership limit may have the effect of precluding a third party from acquiring control of us.

        All certificates representing shares of common stock and preferred stock will bear a legend referring to the restrictions described above.

        All persons who own of record (1) more than 5% of the outstanding common and preferred stock, (2) 1% of the outstanding common and preferred stock if there are more than 200 but fewer than 2,000 stockholders or (3) one-half of 1% of the outstanding common and preferred stock if there are 200 or less stockholders of record, must file an affidavit with us containing the information specified in the Articles of Incorporation within 30 days after January 1 of each year. In addition, each stockholder shall upon demand be required to disclose to us in writing such information with respect to the direct, indirect and constructive ownership of shares as the board of directors deems necessary to determine our status as a real estate investment trust and to ensure compliance with the ownership limit.

                        DESCRIPTION OF PARTNERSHIP UNITS

        Substantially all of our assets are held by, and all of its operations are conducted through, the operating partnership. We are the sole general partner, as well as a limited partner, of the operating partnership and as of December 31, 1998 held approximately 88% of its partnership units. The remaining partnership units are held by persons who contributed property or cash to the operating partnership and by our senior officers. The following sets forth a summary description of terms and provisions of the partnership units and is subject to and qualified in its entirety by reference to applicable provisions of California law and the Second Amended and Restated Agreement of Limited Partnership of Spieker Properties, L.P., as amended.

GENERAL

        We hold our interest in the operating partnership in the forms of a general partnership and limited partnership interest. Other holders of partnership units have limited partnership interests in the operating partnership. All holders of partnership units share in cash distributions from, and the profits and losses of, the operating partnership.

        Holders of partnership units have the rights to which limited partners are entitled under the Partnership Agreement and the California Revised Uniform Limited Partnership Act. The partnership units have not been registered pursuant to the federal or state securities laws and have not been listed on any exchange or quoted on any national market system.

EXCHANGE OF PARTNERSHIP UNITS

        Subject to certain limitations, limited partners may require that the operating partnership convert a portion of their partnership units into shares of our common stock. A limited partner may convert his or her partnership units in the operating partnership into shares of common stock until he or she owns up to 9.9% of the outstanding common stock, and the remainder may be sold for cash to us.

PREFERRED UNITS

        In addition to the partnership units, the operating partnership has outstanding WCB preferred units, which are convertible into partnership units and common stock, and Series D preferred units, which are convertible into our Series D preferred stock. The WCB preferred units and the Series D preferred units rank prior to the partnership units with respect to distributions and amounts upon liquidation, dissolution or winding up of the operating partnership.

        The WCB preferred units are convertible into common stock or partnership units at a ratio of .90909 shares of common stock or partnership units per WCB preferred unit. Each holder of WCB preferred units may convert such WCB preferred units on up to four occasions per year for not less than 5,000 WCB preferred units. The Series D preferred units are convertible after April 20, 2008 into shares of Series D preferred stock at a one to one ratio. Holders of both the WCB preferred units and Series D preferred units are entitled to registration rights for our equity securities into which partnership units are convertible.

                        SHARES AVAILABLE FOR FUTURE SALE

        In certain circumstances, the selling stockholders may elect to sell their shares in accordance with the exemptions provided by Rule 144 under the Securities Act rather than pursuant to this prospectus. In general, under Rule 144 as currently in effect, a person who has beneficially owned the shares for at least one year, as well as any persons considered to be our "affiliate", as defined below, would be entitled to sell within any three month period a number of shares of common stock that does not exceed the greater of: (1) 1% of the then outstanding number of shares or (2) the average weekly trading volume of the shares during the four calendar weeks preceding each such sale. After shares are held for two years, any person who is not an "affiliate" is entitled to sell such shares under Rule 144 without regard to the volume limitations. As defined in Rule 144, an "affiliate" of an issuer is a person that directly or indirectly, through the use of one or more intermediaries, controls, or is controlled by, or is under common control with, such issuer.

        In addition, pursuant to registration statements on Form S-3 that we have filed, we may offer and sell shares of common stock, or securities convertible into or exercisable for shares of common stock, with an aggregate initial offering price not to exceed $660 million. Shares of common stock offered and sold pursuant to these shelf registration statements may be tradeable without restriction under the Securities Act.

        No prediction can be made as to the effect, if any, that future sales of shares of common stock, will have on the market price prevailing from time to time. Sales of substantial amounts of shares of common stock including shares issued upon the redemption of partnership units or the exercise of options, or the perception that such sales could occur, could adversely affect prevailing market price of the shares.

                               REGISTRATION RIGHTS

        We have filed the registration statement of which this prospectus is a part pursuant to our obligations under:

        (1) The Investor Rights Agreement, dated May 5, 1994, relating to the Series A preferred stock.

        (2) The Amended and Restated Investor Rights Agreement, dated December 4, 1997, relating to the registration rights of limited partners of the Operating Partnership.

        (3) Conversion, Registration Rights and Lock-Up Agreements relating to property contributions by entities associated with the Transpacific Development Company.

        (4) Conversion, Registration Rights and Lock-Up Agreements relating to property contributions by entities associated with the San Carlos properties.

The above-referenced agreements are collectively referred to as the "Registration Rights Agreements."

        Under each of the Registration Rights Agreements, we have agreed to pay all expenses of effecting the registration of the shares of common stock covered in such agreements other than underwriting discounts and commissions, fees and disbursements of counsel retained by limited partners, and transfer taxes, if any. Pursuant to each of the Registration Rights Agreements, we have also agreed to indemnify each selling stockholder and any person who controls any selling stockholder against certain losses, claims, damages and expenses arising under the securities laws. In addition, each selling stockholder agreed to indemnify us and the other selling stockholders, and our directors and officers, and any person who controls us against certain other losses, claims damages and expenses arising under the securities laws with respect to written information furnished to us by such selling stockholder.

        We have no obligation under any of the Registration Rights Agreements to retain any underwriter to effect the sale of the shares covered by such agreements.

                              SELLING STOCKHOLDERS

        The following table provides the names of and the number and percentage of shares of common stock beneficially owned by each selling stockholder at March 19, 1999 and upon completion of the offering. The post-offering figures assume each selling stockholder exchanges and converts all of his or her partnership units or Series A preferred stock for shares of common stock and sells all of his or her shares pursuant to this prospectus. The number of shares in the following table represents the number of shares of common stock the person holds plus the number of options to purchase common stock which are exercisable within 60 days of March 19, 1999 plus the number of shares of common stock into which partnership units or Series A preferred stock held by the person may be exchanged or converted. The selling shareholders named below may have sold, transferred or otherwise disposed of all or a portion of their shares of common stock, partnership units or Series A preferred stock since the date of this prospectus in transactions exempt from the registration requirements of the Securities Act.

        The shares of common stock offered by this prospectus may be offered from time to time by the selling stockholders named below and other selling stockholders named in supplements to this prospectus:



                                  Beneficial Ownership                           Beneficial Ownership
                                    Prior to Offering                             After the Offering
                               ---------------------------                   -----------------------------
                                                               Number of
                                             Percentage of      Shares                      Percentage of
                                Number of        Shares         Offered        Number          Shares
                                 Shares       Outstanding       Hereby        of Shares      Outstanding
                               -----------   -------------   -------------   -----------   ---------------
Frank L. Alexander(1)......         59,554         *                 5,714        53,840          *
Annenberg Trust(2).........      1,219,512       1.9%            1,219,512            --         --
Joel Benoliel(3)...........         66,798         *                66,798            --         --
The Blake Family Trust(4)..        105,043         *               105,043            --         --
Gregg R. Daugherty(5)......         21,344         *                20,604           740          *
John G. Davenport(6).......        277,600         *                25,000       202,600          *
James C. Eddy(7)...........        226,473         *               100,000       126,473          *
John A. Foster(8)..........        281,562         *               140,000       141,562          *
John K. French(9)..........        758,202       1.2%               17,500       740,702        1.2%
Adrian J. Gordon(10).......         10,753         *                10,738           115          *
Bruce E. Hosford(11).......        654,947       1.0%              358,500       296,447          *
Donald S. Jefferson(12)....        287,514         *               229,749        57,765          *
Richard T. Leider(13)......         14,123         *                 4,286         9,837          *
The Meier Family Trust(14).        500,000         *               500,000            --         --
The Meier Group II, L.P. (15)       23,662         *                23,662            --         --
Vincent D. Mulroy(16)......        165,893         *               123,393        42,500          *
Richard L. Romney(17)......        189,076         *                50,000       139,076          *
Stuart A. Rothstein(18)....         34,939         *                 6,877        28,062          *
Peter H. Schnugg(19).......        322,539         *               202,667       119,872          *
Joshua N. Smith(20)........          9,392         *                 4,020         5,372          *
John B. Souther, Jr.(21)...         86,826         *                35,000        51,826          *
Warren E. Spieker, Jr.(22).      2,912,379       4.4%              480,210     2,432,169        3.7%
Dennis E. Singleton(23)....        913,907       1.4%               22,467       891,440        1.4%
Peter C. Thompson(24)......         52,671         *                 8,306        44,365          *
John L. de Benedetti(25)...         45,250         *                45,250            --         --
Francis J. Pokigo, Jr.(26).         27,354         *                27,254           100          *
Constance B. Seymour(27)...         17,398         *                17,398            --         --
Timothy G. Sheehan(28).....         37,409         *                37,409            --         --
Sippl Properties, LLC(29)..        133,406         *               133,406            --         --

------------------

*     Less than 1%.

(1) Mr. Alexander is Senior Vice President - Northern Bay Area and beneficially owns 9,301 partnership units, 4,662 shares of common stock, 5,091 shares of restricted stock and 90,000 options to purchase common stock, 40,500 of which are exercisable within 60 days of March 19, 1999.

(2) Represents shares of common stock issuable upon conversion of 1,000,000 shares of our Series A preferred stock held by Walter H. Annenberg, as Trustee under the will of M.L. Annenberg.

(3)   Mr. Benoliel beneficially owns 66,798 partnership units.

(4) The Blake Family Trust beneficially owns 105,043 partnership units. Bradley N. Blake was our Regional Senior Vice President - Retail until March 20, 1997.

(5) Until April 1995, Mr. Daugherty was our Senior Vice President - Seattle. Mr. Daugherty beneficially owns 21,244 partnership units and 100 shares of common stock.

(6) Mr. Davenport is Regional Senior Vice President - Southern California and beneficially owns 152,835 partnership units, 24,265 shares of restricted common stock and 242,500 options to purchase common stock, 100,500 of which are exercisable within 60 days of March 19, 1999.

(7) Mr. Eddy is Regional Senior Vice President - Oregon. Mr. Eddy beneficially owns 146,397 partnership units, 5,176 shares of restricted common stock and options to purchase 148,500 shares of common stock, 74,900 of which are exercisable within 60 days of March 19, 1999.

(8) Mr. Foster is Executive Vice President and Chief Investment Officer. Mr. Foster beneficially owns 143,958 partnership units, 36,304 shares of restricted common stock and options to purchase 254,500 shares of common stock, 101,300 of which are exercisable within 60 days of March 19, 1999.

(9) Mr. French is Executive Vice President and Chief Operating Officer. Mr. French beneficially owns 523,281 partnership units, 4,700 shares of common stock, 21,221 shares of restricted common stock and 462,000 options to purchase common stock, 209,000 of which are exercisable within 60 days of March 19, 1999.

(10) Until July 1996, Mr. Gordon was our General Counsel and Vice President. Mr. Gordon beneficially owns 10,738 partnership units and 115 shares of common stock owned by Mr. Gordon's spouse, of which Mr.
      Gordon may be deemed to have beneficial ownership.

(11) Mr. Hosford was Executive Vice President until February 1, 1998. Mr. Hosford beneficially owns 644,447 partnership units, 9,500 shares of common stock and 1,000 shares of common stock held by Mr. Hosford as custodian for his children, of which Mr. Hosford may be deemed to have beneficial ownership.

(12) Mr. Jefferson is Senior Vice President - Washington/Idaho. Mr. Jefferson beneficially owns 229,749 partnership units, 1,450 shares of restricted common stock, 1,563 shares of common stock, 7,552 shares of common stock indirectly held through a trust and options to purchase 98,000 shares of common stock, 47,200 of which are exercisable within 60 days of March 19, 1999.

(13) Mr. Leider is Vice President - Seattle. Mr. Leider beneficially owns 6,678 partnership units, 4,553 shares of common stock, 1,592 shares of restricted common stock and 43,500 options to purchase common stock, 13,000 of which are exercisable within 60 days of March 19, 1999.

(14)  The Meier Family Trust beneficially owns 500,000 partnership units.

(15)  The Meier Group II, L.P. beneficially owns 23,662 units.

(16) Mr. Mulroy is Senior Vice President - Northern Bay Area. Mr. Mulroy beneficially owns 123,393 partnership units and 42,500 options to purchase common stock, all of which are exercisable within 60 days of March 19, 1999.

(17) Mr. Romney is Senior Vice President - San Diego. Mr. Romney beneficially owns 119,036 partnership units, 2,740 shares of restricted common stock and 119,500 options to purchase common stock, 67,300 of which are exercisable within 60 days of March 19, 1999.

(18) Mr. Rothstein is Senior Vice President - Finance. Mr. Rothstein beneficially owns 14,689 partnership units and 75,000 options to purchase common stock, 20,250 of which are exercisable within 60 days of March 19, 1999.

(19) Mr. Schnugg is Regional Senior Vice President - Northeast Bay Area/Sacramento. Mr. Schnugg beneficially owns 203,642 partnership units, 23,397 shares of restricted common stock and 207,500 options to purchase common stock, 95,500 of which are exercisable within 60 days of March 19, 1999.

(20) Mr. Smith was Vice President - Retail until March 20, 1997. Mr. Smith beneficially owns 4,020 partnership units and 5,372 shares of common stock.

(21) Mr. Souther was Senior Vice President - Portland until January 27, 1998. Mr. Souther beneficially owns 85,811 partnership units, 965 shares of common stock and 50 shares of common stock held in his wife's IRA, of which Mr. Souther may be deemed to have beneficial ownership.

(22) Mr. Spieker is Chairman of the Board and Chief Executive Officer. Mr. Spieker beneficially owns 2,421,695 partnership units, 38,734 shares of restricted common stock, 100,000 shares of common stock, 1,450 shares of common stock held by his wife and children, of which Mr. Spieker may be deemed to have beneficial ownership, and 722,500 options to purchase common stock, of which 350,500 are exercisable within 60 days of March 19, 1999.

(23) Mr. Singleton is Vice Chairman of the Board. Mr. Singleton beneficially owns 683,123 partnership units, 17,500 shares of common stock, 900 shares of common stock held by Mr. Singleton as custodian for his children for which Mr. Singleton may be deemed to have beneficial ownership, 16,884 shares of restricted common stock and 342,500 options to purchase common stock, of which 195,500 are exercisable within 60 days of March 19, 1999.

(24) Mr. Thompson is Senior Vice President - Sacramento. Mr. Thompson beneficially owns 11,893 partnership units, 315 shares of common stock, 2,713 shares of restricted common stock, and 85,000 options to purchase common stock, of which 37,750 are exercisable within 60 days of March 19, 1999.

(25)  Mr. de Benedetti beneficially owns 45,250 partnership units.

(26) Pokigo Family Trust u/t/a May 8,1987 beneficially owns 27,254 partnership units and Frank J. Pokigo, Jr. owns 100 shares of common stock.

(27)  Mr. Seymour beneficially owns 17,398 partnership units.

(28)  Mr. Sheehan beneficially owns 37,406 partnership units.

(29) Sippl Properties, LLC beneficially owns 133,406 partnership units.

        Information concerning the selling stockholders may change from time to time and any significant changes will be set forth in supplements to this prospectus if and when necessary.

                      ANTI-TAKEOVER PROVISIONS OF OUR CHARTER AND BYLAWS

        Certain provisions of our Articles of Incorporation and Bylaws might discourage transactions that involve an actual or threatened takeover of us. For example, the ownership limit would delay or impede a transaction or a change in control that might involve a premium price for our capital stock or would otherwise be in the best interest of the stockholders. See "Description of Capital Stock--Restrictions on Ownership." In addition, our board of directors is divided into three classes of directors, each class serving staggered three-year terms, and directors may only be removed for cause and with the vote of 80% of the shares eligible to vote. These provisions may reduce the possibility of a tender offer or an attempt to change our control.

    We have also adopted a shareholder protection rights plan which has anti-takeover effects. See "Description of Capital Stock -- Shareholder Protection Rights."

                        FEDERAL INCOME TAX CONSIDERATIONS

        The following summary of material federal income tax considerations is based on current law and does not purport to deal with all aspects of taxation that may be relevant to you in light of your personal investment or tax circumstances, or to certain types of stockholders (including insurance companies, financial institutions and broker-dealers) subject to special treatment under the federal income tax laws. Certain federal income tax considerations relevant to holders of the Offered Securities will be provided in the applicable Prospectus Supplement relating thereto.

        YOU ARE ADVISED TO CONSULT YOUR OWN TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO YOU OF THE PURCHASE, OWNERSHIP AND SALE OF THE OFFERED SECURITIES.

GENERAL

        We believe that since our formation we have operated in a manner that permits us to satisfy the requirements for taxation as a REIT under the applicable provisions of the Code. We intend to continue to operate to satisfy such requirements. No assurance can be given, however, that such requirements will be satisfied.

        The provisions of the Code, Treasury Regulations promulgated thereunder and other federal income tax laws relating to qualification and operation as a REIT are highly technical and complex. The following sets forth the material aspects of the laws that govern the federal income tax treatment of a REIT and its stockholders. This summary is qualified in its entirety by the applicable Code provisions, rules and Treasury Regulations thereunder, and administrative and judicial interpretations thereof. Morrison & Foerster LLP has acted as our special tax counsel in connection with our election to be taxed and operated as a REIT.

        In the opinion of Morrison & Foerster LLP, commencing with our taxable year ended December 31, 1993, we have been organized in conformity with the requirements for qualification as a REIT, and our method of operation has and will enable us to continue to meet the requirements for qualification and taxation as a REIT under the Code. It must be emphasized that this opinion is based on various assumptions and is conditioned upon certain representations made by us as to factual matters. Moreover, qualification and taxation as a REIT depends upon our ability to meet, through actual annual operating results, distribution levels and diversity of stock ownership, the various qualification tests imposed under the Code discussed below, the results of which will not be reviewed by Morrison & Foerster LLP. Accordingly, no assurance can be given that the actual results of our operations for any particular taxable year will satisfy such requirements. See "-- Failure to Qualify."

        In brief, if certain detailed conditions imposed by the REIT provisions of the Code are satisfied, entities, such as us, that invest primarily in real estate and that otherwise would be treated for federal income tax purposes as corporations, are generally not taxed at the corporate level on their "REIT taxable income" that is currently distributed to stockholders. This treatment substantially eliminates the "double taxation" (i.e., taxation at both the corporate and stockholder levels) that generally results from investing in corporations.

        If we fail to qualify as a REIT in any year, however, we will be subject to federal income tax as if we were a domestic corporation, and you will be taxed in the same manner as stockholders of ordinary corporations. In that event, we could be subject to potentially significant tax liabilities and the amount of cash available for distribution to you could be reduced.

TAXATION OF THE COMPANY

        In any year in which we qualify as a REIT, in general, we will not be subject to federal income tax on that portion of our net income that we distribute to stockholders. However, we will be subject to federal income tax as follows: First, we will be taxed at regular corporate rates on any undistributed real estate investment trust taxable income, including undistributed net capital gains. (However, we can elect to "pass through" any of our taxes paid on our undistributed net capital gains income to our stockholders on a pro rata basis.) Second, under certain circumstances, we may be subject to the "alternative minimum tax" on our items of tax preference. Third, if we have (1) net income from the sale or other disposition of "foreclosure property" which is held primarily for sale to customers in the ordinary course of business or (2) other nonqualifying income from foreclosure property, we will be subject to tax at the highest corporate rate on such income. Fourth, if we have net income from prohibited transactions (which are, in general, certain sales or other dispositions of property held primarily for sale to customers in the ordinary course of business, other than property held for at least four years, foreclosure property, and property involuntarily converted), such income will be subject to a 100% tax. Fifth, if we should fail to satisfy the 75% or the 95% tests (as discussed below), and have nonetheless maintained our qualification as a REIT because certain other requirements have been satisfied, we will be subject to a 100% tax on the net income attributable to the greater of the amount by which we fail the 75% or 95% test. Sixth, if we should fail to distribute during each calendar year at least the sum of (1) 85% of our ordinary income for such year, (2) 95% of our net capital gain income for such year, and
(3) any undistributed taxable income from prior periods, we will be subject to a 4% excise tax on the excess of such required distribution over the amounts distributed. Seventh, if we acquire any asset from a C corporation (i.e., generally a corporation subject to full corporate-level tax) in a transaction in which the basis of the asset in our hands is determined by reference to the basis of the asset (or any other property) in the hands of the C corporation, and we recognize gain on the disposition of such asset during the 10-year period beginning on the date on which such asset was acquired by the REIT, then, to the extent of any built-in gain at the time of acquisition, such gain will be subject to tax at the highest regular corporate rate.

REQUIREMENTS FOR QUALIFICATION

        The Code defines a REIT as a corporation, trust or association (1) which is managed by one or more trustees or directors; (2) the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest; (3) which would be taxable as a domestic corporation, but for Sections 856 through 860 of the Code; (4) which is neither a financial institution nor an insurance company subject to certain provisions of the Code;
(5) the beneficial ownership of which is held by 100 or more persons; (6) not more than 50% in value of the outstanding stock of which is owned, directly or indirectly, by five or fewer individuals (as defined in the Code) at any time during the last half of each taxable year; and (7) which meets certain other tests, described below, regarding the nature of income and assets. The Code provides that conditions (1) to (4), inclusive, must be met during the entire taxable year and that condition (5) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. Beginning in 1998, a REIT's failure to satisfy condition
(6) during a taxable year will not result in its disqualification as REIT under the Code for such taxable year as long as (i) the REIT satisfies the stockholder demand statement requirements described in the succeeding paragraph and (ii) the REIT did not know, or exercising reasonable diligence would not have known, whether it had failed condition (6). The President's Fiscal 2000 Budget Proposal would also prevent any "person" (i.e., an individual, corporation, partnership or trust) from possessing more than 50% of the total combined voting power of all classes of voting stock or more than 50% of the total value of shares of all classes of stock of a REIT, effective for entities electing REIT status after the date of first committee action.

        In order to ensure compliance with the ownership tests described above, we have placed certain restrictions on the transfer of the common stock and preferred stock to prevent further concentration of stock ownership. Moreover, to evidence compliance with these requirements, we must maintain records which disclose the actual ownership of our outstanding common stock and preferred stock. In fulfilling our obligations to maintain records, we must and will demand written statements each year from the record holders of designated percentages of our common stock and preferred stock disclosing the actual owners of such common stock and preferred stock. A list of those persons failing or refusing to comply with such demand must be maintained as part of our records. A stockholder failing or refusing to comply with our written demand must submit with his federal income tax returns a similar statement disclosing the actual ownership of common stock and preferred stock and certain other information. In addition, our Articles of Incorporation provide restrictions regarding the transfer of our shares that are intended to assist us in continuing to satisfy the share ownership requirements. See "Description of Capital Stock --Restrictions on Ownership."

        Although we intend to satisfy the stockholder demand statement requirements described in the preceding paragraph, beginning in 1998, our failure to satisfy those requirements will not result in our disqualification as a REIT under the Code but may result in the imposition of IRS penalties against us.

        In the case of a REIT that is a partner in a partnership, Treasury Regulations provide that the REIT will be deemed to own its proportionate share of the assets of the partnership and will be deemed to be entitled to the income of the partnership attributable to such share. In addition, the character of the assets and gross income of a partnership shall retain the same character in the hands of a partner qualifying as a REIT for purposes of Section 856 of the Code, including satisfying the gross income tests and the asset tests, described below. Thus, our proportionate share of the assets, liabilities and items of income of the operating partnership will be treated as our assets, liabilities and items of income for purposes of applying the requirements described below.

      ASSET TESTS

        At the close of each quarter of our taxable year, we must satisfy two tests relating to the nature of our assets. First, at least 75% of the value of our total assets must be represented by interests in real property, interests in mortgages on real property, shares in other REITs, cash, cash items and government securities (as well as certain temporary investments in stock or debt instruments purchased with the proceeds of new capital raised by us). Second, although the remaining 25% of our assets generally may be invested without restriction, securities in this class may not exceed either (1) 5% of the value of our total assets as to any one nongovernment issuer, or (2) 10% of the outstanding voting securities of any one issuer. The President's Fiscal 2000 Budget Proposal would also generally prohibit a REIT from owning securities in a corporation representing more than 10% of the corporation's vote or value. Our investment in the properties through our interest in the operating partnership constitutes qualified assets for purposes of the 75% asset test. In addition, we may own 100% of "qualified REIT subsidiaries," which are, in general, 100% owned, corporate subsidiaries of a REIT. All assets, liabilities, and items of income, deduction, and credit of such a qualified REIT subsidiary will be treated as owned and realized directly by us. Our investment in preferred stock of Spieker Northwest, Inc. is not a qualifying asset for purposes of the 75% asset test. We expect, however, that such investment will continue to represent less than 5% of our total assets and, together with any other nonqualifying assets, will continue to represent less than 25% of our total assets.

      GROSS INCOME TESTS

        There are three separate percentage tests (two beginning in 1998) relating to the sources of our gross income which must be satisfied for each taxable year. For purposes of these tests, where we invest in a partnership, we will be treated as receiving our share of the income and loss of the partnership, and the gross income of the partnership will retain the same character in our hands as it has in the hands of the partnership. See "-- Tax Aspects of our Investment in the Operating Partnerships --General."

        The 75% Test. At least 75% of our gross income for the taxable year must be "qualifying income." Qualifying income generally includes (1) rents from real property (except as modified below); (2) interest on obligations collateralized by mortgages on, or interests in, real property; (3) gains from the sale or other disposition of interests in real property and real estate mortgages, other than gain from property held primarily for sale to customers in the ordinary course of our trade or business ("dealer property"); (4) dividends or other distributions on shares in other REITs, as well as gain from the sale of such shares; (5) abatements and refunds of real property taxes; (6) income from the operation, and gain from the sale, of property acquired at or in lieu of a foreclosure of the mortgage collateralized by such property ("foreclosure property"); and (7) commitment fees received for agreeing to make loans collateralized by mortgages on real property or to purchase or lease real property.

        Rents received from a tenant will not, however, qualify as rents from real property in satisfying the 75% test (or the 95% test described below) if we, or an owner of 10% or more of our equity securities, directly or constructively owns 10% or more of such tenant (a "related party tenant"). In addition, if rent attributable to personal property, leased in connection with a lease of real property, is greater than 15% of the total rent received under the lease, then the portion of rent attributable to such personal property will not qualify as rents from real property. Moreover, an amount received or accrued generally will not qualify as rents from real property (or as interest income) for purposes of the 75% test and 95% test (described below) if it is based in whole or in part on the income or profits of any person. Rent or interest will not be disqualified, however, solely by reason of being based on a fixed percentage or percentages of receipts or sales. Finally, for rents received to qualify as rents from real property, we generally must not operate or manage the property or furnish or render services to tenants, other than through an "independent contractor" from whom we derive no revenue. The "independent contractor"


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

requirement, however, does not apply to the extent that the services provided by us are "usually or customarily rendered" in connection with the rental of space for occupancy only, and are not otherwise considered "rendered to the occupant." For both the related party tenant rules and determining whether an entity qualifies as an independent contractor of a REIT, certain attribution rules of the Code apply, pursuant to which shares of a REIT held by one entity are deemed held by another.

        In general, if a REIT provides impermissible services to its tenants, all of the rent from those tenants can be disqualified from satisfying the 75% test and 95% test (described below). However, rents will not be disqualified if a REIT provides de minimis impermissible services. For this purpose, services provided to tenants of a property are considered de minimis where income derived from the services rendered equals 1% or less of all income derived from the property (threshold determined on a property-by-property basis). For purposes of the 1% threshold, the amount treated as received for any service shall not be less than 150% of the direct cost incurred in furnishing or rendering the service.

        Through the operating partnership (which is not an independent contractor), we will provide certain services with respect to the properties currently held by the operating partnership and any newly acquired properties. We believe that the services provided by the operating partnership are usually or customarily rendered in connection with the rental of space for occupancy only, and therefore that the provision of such services will not cause the rents received with respect to the properties to fail to qualify as rents from real property for purposes of the 75% and 95% tests. We do not intend to rent to related party tenants or to charge rents that would not qualify as rents from real property because the rents are based on the income or profits of any person (other than rents that are based on a fixed percentage or percentages of receipts or sales).

        The 95% Test. In addition to deriving 75% of our gross income from the sources listed above, at least 95% of our gross income for the taxable year must be derived from the above-described qualifying income, or from dividends, interest or gains from the sale or disposition of stock or other securities that are not dealer property. Dividends from a corporation other than a REIT and interest on any obligation not collateralized by an interest on real property are included for purposes of the 95% test, but not for purposes of the 75% test. For purposes of determining whether we comply with the 75% and 95% tests, gross income does not include income from "prohibited transactions." A "prohibited transaction" is a sale of dealer property, generally excluding certain property held by us for at least four years and foreclosure property. See "-- Taxation of the Company" and "-- Tax Aspects of our Investment in the Operating Partnership -- Sale of the Properties."

        We believe that we and the operating partnership have held and managed the Properties in a manner that has given rise to rental income qualifying under the 75% and 95% tests. Gains on sales of the Properties will generally qualify under the 75% and 95% tests.

        Even if we fail to satisfy one or both of the 75% or 95% tests for any taxable year, we may still qualify as a REIT for such year if we are entitled to relief under certain provisions of the Code. These relief provisions will generally be available if: (1) our failure to comply was due to reasonable cause and not to willful neglect; (2) we report the nature and amount of each item of our income included in the 75% and 95% tests on a schedule attached to our tax return; and (3) any incorrect information on this schedule is not due to fraud with intent to evade tax. It is not possible, however, to state whether in all circumstances we would be entitled to the benefit of these relief provisions. If these relief provisions apply, we will, however, still be subject to a special tax upon the greater of the amount by which we fail either the 75% or 95% test for that year.

        The 30% Test. For each taxable year ending on or before December 31, 1997, we must have derived less than 30% of our gross income from the sale or other disposition of (1) real property held for less than four years (other than foreclosure property and involuntary conversions), (2) stock or securities held for less than one year, and (3) property in a prohibited transaction. The 30% test has been repealed, effective for tax years beginning after December 31, 1997.


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



      ANNUAL DISTRIBUTION REQUIREMENTS

        In order to qualify as a REIT, we are required to distribute dividends (other than capital gain dividends) to our stockholders each year in an amount equal to at least (A) the sum of (i) 95% of our REIT taxable income (computed without regard to the dividends paid deduction and our net capital gain) and
(ii) 95% of the net income (after tax), if any, from foreclosure property, minus
(B) the sum of certain items of non-cash income. Such distributions must be paid in the taxable year to which they relate, or in the following taxable year if declared before we timely file our tax return for such year and if paid on or before the first regular dividend payment after such declaration. To the extent that we do not distribute all of our net capital gain or distribute at least 95%, but less than 100%, of our REIT taxable income, as adjusted, we will be subject to tax on the undistributed amount at regular capital gains or ordinary corporate tax rates, as the case may be. (However, we can elect to "pass through" any of our taxes paid on our undistributed net capital gain income to our stockholders on a pro rata basis.) Furthermore, if we should fail to distribute during each calendar year at least the sum of (1) 85% of our ordinary income for such year, (2) 95% of our net capital gain income for such year, and
(3) any undistributed taxable income from prior periods, we would be subject to a 4% excise tax on the excess of such required distribution over the sum of the amounts actually distributed and the amount of any net capital gains we elected to retain and pay tax on. For these and other purposes, dividends declared by us in October, November or December of one taxable year and payable to a stockholder of record on a specific date in any such month shall be treated as both paid by us and received by the stockholder during such taxable year, provided that the dividend is actually paid by us by January 31 of the following taxable year.

        We believe that we have made timely distributions sufficient to satisfy the annual distribution requirements. In this regard, the partnership agreement of the operating partnership authorizes us, as general partner, to take such steps as may be necessary to cause the operating partnership to distribute to its partners an amount sufficient to permit us to meet these distribution requirements. It is possible that in the future we may not have sufficient cash or other liquid assets to meet the 95% distribution requirement, due to timing differences between the actual receipt of income and actual payment of expenses on the one hand, and the inclusion of such income and deduction of such expenses in computing our REIT taxable income on the other hand. Further, as described below, it is possible that, from time to time, we may be allocated a share of net capital gain attributable to the sale of depreciated property that exceeds our allocable share of cash attributable to that sale. To avoid any problem with the 95% distribution requirement, we will closely monitor the relationship between our REIT taxable income and cash flow and, if necessary, will borrow funds (or cause the operating partnership or other affiliates to borrow funds) in order to satisfy the distribution requirement. We (directly or through the operating partnership) may be required to borrow funds at times when market conditions are not favorable.

        If we fail to meet the 95% distribution requirement as a result of an adjustment to our tax return by the IRS, we may retroactively cure the failure by paying a "deficiency dividend" (plus applicable penalties and interest) within a specified period.

      FAILURE TO QUALIFY

        If we fail to qualify for taxation as a REIT in any taxable year and the relief provisions do not apply, we will be subject to tax (including any applicable alternative minimum tax) on our taxable income at regular corporate rates. Distributions to stockholders in any year in which we fail to qualify will not be deductible by us, nor will they be required to be made. In such event, to the extent of our current and accumulated earnings and profits, all distributions to stockholders will be taxable as ordinary income, and, subject to certain limitations in the Code, corporate distributees may be eligible for the dividends received deduction. Unless entitled to relief under specific statutory provisions, we will also be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost. It is not possible to state whether we would be entitled to such statutory relief.



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



TAX ASPECTS OF OUR INVESTMENT IN THE OPERATING PARTNERSHIP

        The following discussion summarizes certain federal income tax considerations applicable solely to our investment in the operating partnership. The discussion does not cover state or local tax laws or any federal tax laws other than income tax laws.

      GENERAL

        We hold a direct ownership interest in the operating partnership. In general, partnerships are "pass-through" entities which are not subject to federal income tax. Rather, partners are allocated their proportionate shares of the items of income, gain, loss, deduction and credit of a partnership, and are potentially subject to tax thereon, without regard to whether the partners receive a distribution from the partnership. We include our proportionate share of the foregoing operating partnership items for purposes of the various REIT income tests and in the computation of our REIT taxable income. See "--Taxation of the Company" and "-- Requirements for Qualification -- Gross Income Tests." Any resultant increase in our REIT taxable income increases our distribution requirements (see "-- Requirements for Qualification -- Annual Distribution Requirements"), but is not subject to federal income tax in our hands provided that such income is distributed to our stockholders. Moreover, for purposes of the REIT asset tests (see "-- Requirements for Qualification -- Asset Tests"), we include our proportionate share of assets held by the operating partnership.

      TAX ALLOCATIONS WITH RESPECT TO THE PROPERTIES

        Pursuant to Section 704(c) of the Code, income, gain, loss and deduction attributable to appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership (such as some of our properties), must be allocated in a manner such that the contributing partner is charged with, or benefits from, respectively, the unrealized gain or unrealized loss associated with the property at the time of the contribution. The amount of such unrealized gain or unrealized loss is generally equal to the difference between the fair market value of contributed property at the time of contribution, and the adjusted tax basis of such property at the time of contribution (a "Book-Tax Difference"). Such allocations are solely for federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners. The operating partnership was initially formed by way of contributions of appreciated property (including some of our properties). Consequently, the partnership agreement of the operating partnership requires such allocations to be made in a manner consistent with
Section 704(c) of the Code.

        In general, the limited partners of the operating partnership will be allocated lower amounts of depreciation deductions for tax purposes and increased taxable income and gain on sale by the operating partnership of the contributed assets (including some of our properties). This will tend to eliminate the Book-Tax Difference over the life of the operating partnership. However, the special allocation rules under Section 704(c) of the Code do not always entirely rectify the Book-Tax Difference on an annual basis or with respect to a specific taxable transaction, such as a sale. Thus, the carryover basis of the contributed assets in the hands of the operating partnership may cause us to be allocated lower depreciation and other deductions, and possibly greater amounts of taxable income in the event of a sale of such contributed assets, in excess of the economic or book income allocated to it as a result of such sale. This may cause us to recognize taxable income in excess of cash proceeds, which might adversely affect our ability to comply with the REIT distribution requirements. See "-- Requirements for Qualification -- Annual Distribution Requirements." In addition, the application of Section 704(c) of the Code to the operating partnership is not entirely clear and may be affected by authority that may be promulgated in the future.

      SALE OF THE PROPERTIES

        Generally, any gain realized by the operating partnership on the sale of property held by the operating partnership will be capital gain, except for any portion of such gain that is treated as certain


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



depreciation or cost recovery recapture. Our share of any gain realized by the operating partnership on the sale of any dealer property generally will be treated as income from a prohibited transaction that is subject to a 100% penalty tax. See "Taxation of the Company" and "-- Requirements for Qualification --Gross Income Tests -- The 95% Test." Under existing law, whether property is dealer property is a question of fact that depends on all the facts and circumstances with respect to the particular transaction. The operating partnership intends to hold its properties for investment with a view to long-term appreciation, to engage in the business of acquiring, developing, owning and operating its properties, and to make such occasional sales of its properties as are consistent with our investment objectives. Based upon such investment objectives, we believe that in general our properties should not be considered dealer property and that the amount of income from prohibited transactions, if any, will not be material.

TAXATION OF STOCKHOLDERS

      TAXATION OF TAXABLE U.S. STOCKHOLDERS

      IN GENERAL

        As used herein, "U.S. Stockholder" means a holder of company stock who or that (1) is a citizen or resident of the United States, (2) is a corporation or other entity created or organized in or under the laws of the United States or political subdivision thereof (except, in the case of a partnership, as the Treasury provides otherwise by Treasury Regulations), (3) is an estate the income of which is subject to U.S. federal income taxation regardless of its source, (4) is a trust if (A) a U.S. court is able to exercise primary supervision over the administration of the trust and (B) one more U.S. persons, within the meaning of Section 7701(a)(30) of the Code, have authority to control all substantial decisions of the trust, or (5) is otherwise subject to U.S. federal income taxation on a net income basis in respect of company stock.

        As long as we qualify as a REIT, distributions made to our taxable U.S. Stockholders out of current or accumulated earnings and profits (and not designated as capital gain dividends) will be taken into account by them as ordinary income. U.S. Stockholders that are corporations will not be entitled to a dividends received deduction. To the extent that we make distributions in excess of current and accumulated earnings and profits, these distributions are treated first as a tax-free return of capital to the stockholder, reducing the tax basis of a U.S. Stockholder's company stock by the amount of such distribution (but not below zero), with distributions in excess of the U.S. Stockholder's tax basis taxable as capital gains (if the stock is held as a capital asset). In addition, any dividend declared by us in October, November or December of any year and payable to a U.S. Stockholder of record on a specific date in any such month shall be treated as both paid by us and received by the U.S. Stockholder on December 31 of such year, provided that the dividend is actually paid by us during January of the following calendar year. U.S. Stockholders may not include in their individual income tax returns any of our net operating losses or capital losses.

        In general, distributions which are designated by us as capital gain dividends will be taxed to U.S. Stockholders as gain from the sale of assets held for greater than 1 year, or "long-term term capital gain," without regard to the period for which a U.S. Stockholder has held his stock upon which the capital gain dividend is paid. However, corporate U.S. Stockholders may be required to treat up to 20% of certain capital gain dividends as ordinary income. A portion of such capital gain dividends received by noncorporate taxpayers might be subject to tax at a 25% rate to the extent attributable to certain gains realized on the sale of real property. In addition, noncorporate taxpayers are generally taxed at a maximum rate of 20% on net capital gain (generally, the excess of net long-term capital gain over net short-term capital loss) attributable to gains realized on the sale of property held for greater than one year.

        We may elect to retain, rather than distribute as a capital gain dividend, our net long-term capital gains. In such event, we would pay tax on such retained net long-term capital gains. In addition, to the


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



extent designated by us, a U.S. Stockholder generally would (1) include his proportionate share of such undistributed long-term capital gains in computing his long-term capital gains in his return for his taxable year in which the last day of our taxable year falls (subject to certain limitations as to the amount so includable), (2) be deemed to have paid the capital gains tax imposed on us on the designated amounts included in such U.S. Stockholder's long-term capital gains, (3) receive a credit or refund for such amount of tax deemed paid by the U.S. Stockholder, (4) increase the adjusted basis of his shares by the difference between the amount of such includable gains and the tax deemed to have been paid by him, and (5) in the case of a U.S. Stockholder that is a corporation, appropriately adjust its earnings and profits for the retained capital gains in accordance with Treasury Regulations (which have not yet been issued).

        In general, any loss upon a sale or exchange of our stock by a U.S. Stockholder who has held such stock for six months or less (after applying certain holding period rules) will be treated as a long-term capital loss, to the extent of distributions (actually made or deemed made in accordance with the preceding paragraph) from us required to be treated by such stockholder as long-term capital gain.

      INFORMATION REPORTING AND BACKUP WITHHOLDING

        We will report to our U.S. Stockholders and to the IRS the amount of dividends paid during each calendar year, and the amount of tax withheld, if any, with respect thereto. Under the backup withholding rules, a U.S. Stockholder may be subject to backup withholding at the rate of 31% with respect to dividends paid and redemption proceeds unless such U.S. Stockholder (a) is a corporation or comes within certain other exempt categories and, when required, demonstrates that fact, or (b) provides a taxpayer identification number (which, for an individual, will ordinarily be his U.S. Social Security number), certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. We may also institute backup withholding with respect to a U.S. Stockholder if instructed to do so by the IRS. A U.S. Stockholder that does not provide us with its correct taxpayer identification number may also be subject to penalties imposed by the IRS. Any amount paid as backup withholding will be creditable against the stockholder's federal income tax liability, if any, and otherwise be refundable.

TAXATION OF TAX-EXEMPT STOCKHOLDERS

        Based upon a published ruling by the IRS, distribution by us to a U.S. Stockholder that is a tax-exempt entity will not constitute "unrelated business taxable income" ("UBTI") provided that the tax-exempt entity has not financed the acquisition of its shares with "acquisition indebtedness" within the meaning of the Code and the shares are not otherwise used in an unrelated trade or business of the tax-exempt entity.

        Notwithstanding the preceding paragraph, however, a portion of the dividends paid by us may be treated as UBTI to certain domestic private pension trusts if we are treated as a "pension-held REIT." We believe that we are not, and do not expect to become a "pension-held REIT." If we were to become a pension-held REIT, these rules generally would only apply to certain pension trusts that held more than 10% of our stock.

TAXATION OF NON-U.S. STOCKHOLDERS

        The following is a discussion of certain anticipated U.S. federal income tax consequences of the ownership and disposition of our stock applicable to Non-U.S. Stockholders of such stock. A "Non-U.S. Stockholder" is any person who or that is not a U.S. Stockholder. The discussion is based on current law and is for general information only. The discussion addresses only certain and not all aspects of U.S. federal income taxation.

      DISTRIBUTIONS FROM THE COMPANY

        1. Ordinary Dividends. The portion of dividends received by Non-U.S. Stockholders payable out of our current and accumulated earnings and profits which are not attributable capital gains and which are not effectively connected with a U.S. trade or business of the Non-U.S. Stockholder will be subject to U.S. withholding tax at the rate of 30% (unless reduced by treaty). In general, Non-U.S. Stockholders will not be considered engaged in a U.S. trade or business solely as a result of their ownership of our stock. In cases where the dividend income from a Non-U.S. Stockholder's investment in our stock is effectively connected with the Non-U.S. Stockholder's conduct of a U.S. trade or business (or, if an income tax treaty applies, is attributable to a U.S. permanent establishment of the Non-U.S. Stockholder), the Non-U.S. Stockholder generally will be subject to U.S. tax at graduated rates, in the same manner as U.S. Stockholders are taxed with respect to such dividends (and may also be subject to the 30% branch profits tax in the case of a Non-U.S. Stockholder that is a foreign corporation).

        2. Non-Dividend Distributions. Unless our stock constitutes a USRPI (as defined below), distributions by us which are not paid out of our current and accumulated earnings and profits will not be subject to U.S. income or withholding tax. If it cannot be determined at the time a distribution is made whether or not such distribution will be in excess of current and accumulated earnings and profits, the distribution will be subject to withholding at the rate applicable to dividends. However, the Non-U.S. Stockholder may seek a refund of such amounts from the IRS if it is subsequently determined that such distribution was, in fact, in excess of our current and accumulated earnings and profits. If our stock constitutes a USRPI, a distribution in excess of current and accumulated earnings and profits shall be subject to 10% withholding tax and may be subject to additional taxation under FIRPTA (as defined below). However, the 10% withholding tax will not apply to distributions already subject to the 30% dividend withholding.

        We expect to withhold U.S. income tax at the rate of 30% on the gross amount of any distributions of ordinary income made to a Non-U.S. Stockholder unless (1) a lower treaty rate applies and proper certification is provided or
(2) the Non-U.S. Stockholder files an IRS Form 4224 with us claiming that the distribution is effectively connected with the Non-U.S. Stockholder's conduct of a U.S. trade or business (or, if an income tax treaty applies, is attributable to a U.S. permanent establishment of the Non-U.S. Stockholder). Pursuant to current Treasury Regulations, dividends paid to an address in a country outside the United States are generally presumed to be paid to a resident of such country for purposes of ascertaining the requirement of withholding discussed above and the applicability of an income tax treaty rate. However, under temporary Treasury Regulations, certain Non-U.S. Stockholders who seek to claim the benefit of an applicable treaty rate are required to satisfy certain residency and other requirements.

        3. Capital Gain Dividends. Under the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA"), a distribution made by us to a Non-U.S. Stockholder, to the extent attributable to gains ("USRPI Capital Gains") from dispositions of United States Real Property Interests ("USRPIs"), which includes the properties held by the operating partnership, will be considered effectively connected with a U.S. trade or business of the Non-U.S. Stockholder and therefore will be subject to U.S. income tax at the rate applicable to U.S. individuals or corporations, without regard to whether such distribution is designated as a capital gain dividend. In addition, we will be required to withhold tax equal to 35% of the amount of dividends to the extent such dividends constitute USRPI Capital Gains. Distributions subject to FIRPTA may also be subject to a 30% branch profits tax in the hands of a corporate Non-U.S.
Stockholder that is not entitled to treaty exemption.

        Distributions attributable to our capital gains, which are not USRPI Capital Gains, generally will not be subject to taxation, unless (1) investment in the shares is effectively connected with the Non-U.S. Stockholder's U.S. trade or business (or, if an income tax treaty applies, is attributable to a U.S. permanent establishment of the Non-U.S. Stockholder), in which case the Non-U.S. Stockholder will be subject to the same treatment as U.S. stockholders with respect to such gain (except that a corporate Non-U.S. Stockholder may also be subject to the 30% branch profits tax), or (2) the Non-U.S.


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



Stockholder is a non-resident alien individual who is present in the United States for 183 days or more during the taxable year and certain other conditions are satisfied, in which case the non-resident alien individual will be subject to a 30% tax on the individual's capital gains.

        Disposition of Stock. Unless our stock constitutes a USRPI, a sale of such stock by a Non-U.S. Stockholder generally will not be subject to U.S. taxation under FIRPTA. The stock will not constitute a USRPI if we are a "domestically controlled REIT." A domestically controlled REIT is a REIT in which, at all times during a specified testing period, less than 50% in value of its shares is held directly or indirectly by Non-U.S. Stockholders. We believe that we are, and we expect to continue to be, a domestically controlled REIT, and therefore that the sale of our stock will not be subject to taxation under FIRPTA. Because our stock will be publicly traded, however, no assurance can be given that we will continue to be a domestically controlled REIT.

        If we do not constitute a domestically controlled REIT, a Non-U.S. Stockholder's sale of stock generally will still not be subject to tax under FIRPTA as a sale of a USRPI provided that (1) the stock is "regularly traded" (as defined by applicable Treasury Regulations) on an established securities market and (2) the selling Non-U.S. Stockholder held 5% or less of our outstanding stock at all times during a specified testing period.

        If gain on the sale of our stock were subject to taxation under FIRPTA, the Non-U.S. Stockholder would be subject to the same treatment as a U.S. stockholder with respect to such gain (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals) and the purchaser of the stock could be required to withhold 10% of the purchase price and remit such amount to the IRS.

        New Withholding Regulations. Final Treasury regulations dealing with withholding tax on income paid to foreign persons and related matters (the "New Withholding Regulations") were recently promulgated. In general, the New Withholding Regulations do not significantly alter the substantive withholding and information reporting requirements, but unify current certification procedures and forms and clarify reliance standards. For example, the New Withholding Regulations adopt a certification rule which was in the proposed regulations under which a Non-U.S. Stockholder who wishes to claim the benefit of an applicable treaty rate with respect to dividends received from a U.S. corporation will be required to satisfy certain certification and other requirements. In addition, the New Withholding Regulations require a corporation that is a REIT to treat as a dividend the portion of a distribution that is not designated as a capital gain dividend or return of basis and is not a distribution in excess of basis treated as a capital gain under Section 301(c)(3) of the Code. The 30% withholding tax (subject to any applicable deduction or exemption) will apply to such portion. The FIRPTA withholding rules (discussed above) will apply with respect to the portion of the distribution designated by the REIT as capital gain dividend and, unless the Common Stock is not a USRPI (discussed above), to the portion that is a distribution in excess of basis treated as a capital gain under Section 301(c)(3) of the Code. The New Withholding Regulations will generally be effective for payments made after December 31, 1999, subject to certain transition rules. EXCEPT FOR THIS PARAGRAPH, THE DISCUSSION SET FORTH ABOVE UNDER "TAXATION OF NON-U.S. STOCKHOLDERS" DOES NOT TAKE THE NEW WITHHOLDING REGULATIONS INTO ACCOUNT. PROSPECTIVE NON-U.S. STOCKHOLDERS ARE STRONGLY URGED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE IMPACT TO THEM OF THE NEW WITHHOLDING REGULATIONS.

OTHER TAX CONSIDERATIONS

      DIVIDEND REINVESTMENT PROGRAM

        Under our dividend reinvestment program, stockholders participating in the program will be deemed to have received the gross amount of any cash distributions which would have been paid by us to such stockholders had they not elected to participate. These deemed distributions will be treated as actual distributions from us to the participating stockholders and will retain the character and tax effect applicable to distributions from us generally. See "Federal Income Tax Considerations -- Taxation of

Stockholders." Participants in the dividend reinvestment program are subject to federal income tax on the amount of the deemed distributions to the extent that such distributions represent dividends or gains, even though they receive no cash. Shares of company Stock received under the program will have a holding period beginning with the day after purchase, and a tax basis equal to their cost (which is the gross amount of the deemed distribution).

      POSSIBLE LEGISLATIVE OR OTHER ACTIONS AFFECTING TAX CONSIDERATIONS

        Prospective investors should recognize that the present federal income tax treatment of an investment in us may be modified by legislative, judicial or administrative action at any time, and that any such action may affect investments and commitments previously made. The rules dealing with federal income taxation are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Treasury Department, resulting in revisions of regulations and revised interpretations of established concepts as well as statutory changes. Revisions in federal tax laws and interpretations thereof could adversely affect the tax consequences of an investment in us.

      STATE AND LOCAL TAXES

        We and our stockholders may be subject to state or local taxation in various jurisdictions, including those in which we or they transact business or reside. The state and local tax treatment of us and our stockholders may not conform to the federal income tax consequences discussed above. Consequently, prospective stockholders should consult their own tax advisers regarding the effect of state and local tax laws on an investment in our common stock.

                              PLAN OF DISTRIBUTION

        This prospectus relates to the offer and sale from time to time by the holders of up to 4,020,763 shares of common stock. These shares may be issued by us to the holders of 1,000,000 shares of Series A preferred stock and 2,801,251 partnership units in the operating partnership, if and to the extent such holders tender such Series A preferred stock or partnership units for exchange into shares of common stock. We have registered the shares for sale pursuant to registration rights agreements we entered into with the holders, but this registration does not necessarily mean that we will issue any of these shares or that the holders will offer to sell them.

        We will not receive any proceeds from the offering by the selling stockholders or from the issuance of the shares of common stock to holders of partnership units. The shares of common stock may be sold from time to time to purchasers directly by any of the selling stockholders. Alternatively, the selling stockholders may from time to time offer the shares of common stock through dealers or agents, which may receive compensation in the form of commissions from the selling stockholders and/or the purchasers for whom they may act as an agent. The selling stockholders and any dealers or agents that participate in the distribution of shares of common stock may be deemed to be "underwriters" within the meaning of the Securities Act and any profits and commissions received by them might be considered to be underwriting commissions under the Securities Act.

        The selling stockholders may also distribute the shares from time to time in one or more underwritten transactions at a fixed price, at market prices prevailing at the time of sale or at negotiated prices. An underwritten offering may be on a "best efforts" or a "firm commitment" basis. In connection with an underwritten offering, underwriters or agents may receive compensation in the form of discounts, concessions or commissions from the selling stockholders or from the purchasers. Underwriters may sell shares of common stock to or through dealers, and dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers.

        At the time a particular offer of shares of common stock is made, a prospectus supplement, if required, will be distributed that will set forth the names of any dealers or agents, any commissions and any other required information. The shares of common stock may be sold from time to time at varying prices determined at the time of sale.

        In some states the shares of common stock may be sold only through registered or licensed brokers or dealers.

                                     EXPERTS

        The audited financial statements and schedule incorporated by reference in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report.

                               VALIDITY OF SHARES

        The validity of the shares of common stock offered by this prospectus will be passed upon for us by Sullivan & Cromwell, Los Angeles, California. Sullivan & Cromwell will rely as to all matters of Maryland law upon the opinion of Piper & Marbury L.L.P., Baltimore, Maryland. The description of our qualification and taxation as a REIT contained in this Prospectus under the caption entitled "Federal Income Tax Considerations -- General" is based upon the opinion of Morrison & Foerster LLP, San Francisco, California.

                              AVAILABLE INFORMATION

        We have filed with the Securities and Exchange Commission a registration statement on Form S-3. This prospectus is a part of the registration statement and does not contain all of the information in the registration statement. Wherever a reference is made in this prospectus to a contract or other document of us or the operating partnership, please be aware that such reference is not necessarily complete and that you should refer to the exhibits that are a part of the registration statement for a copy of the contract or other document. You may review a copy of the registration statement at the SEC's public reference room in Washington, D.C., as well as through the SEC's internet site.

        We and the operating partnership are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and we both file reports, proxy statements and other information with the SEC. All documents filed by us may be accessed electronically without fees by means of the SEC's web site on the internet at http://www.sec.gov. You may also read and copy these documents at the public reference facilities of the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. Our filings with the SEC are also available to the public at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information on the public reference rooms and their copy charges. In addition, similar information can be inspected and copied at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

                     INCORPORATION OF DOCUMENTS BY REFERENCE

        The SEC allows us to "incorporate by reference" the information we file with the SEC. This permits us to disclose important information to you by referring to these filed documents. Any information incorporated by reference is considered part of this prospectus, and any information filed by us with the SEC after the date of this prospectus will automatically update and supersede this information. We incorporate by reference the following documents filed with the
SEC:

        1. Our annual report on Form 10-K for the year ended December 31, 1998.

        2. The description of our common stock contained in our registration statement on Form 8-A (File No. 1-12528).

        We also incorporate by reference any future filings made with the SEC pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act subsequent to the date of this prospectus and prior to the termination of the offering.

        We will provide without charge upon written or oral request a copy of all documents which are incorporated by reference in this prospectus, other than the exhibits to such information. Requests should be directed to the Investor Relations Coordinator, Spieker Properties, Inc., 2180 Sand Hill Road, Menlo Park, California 94025, telephone number: (650) 854-5600.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

        The following table sets forth the estimated fees and expenses payable by the Company in connection with the issuance and distribution of the common stock registered hereby. All of such fees and expenses are estimates, except the Securities Act registration fee.

        Securities Act Registration Fee.......................................  $ 3,300
        Printing fees and duplicating fees ...................................    1,500
        Legal fees and expenses...............................................   20,000
        Accounting fees and expenses..........................................    3,000
        Miscellaneous expenses................................................    2,200
                                                                                -------

                  Total.......................................................  $30,000
                                                                                -------

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

        Article EIGHTH, Section (a)(6) of the Articles of Incorporation of the Company limits the liability of a director or officer to the Company or its stockholders for money damages to the full extent permitted by Maryland law. No amendment of the Articles of Incorporation of the Company shall limit or eliminate the right to this limitation of liability with respect to acts or omissions occurring prior to such amendment or repeal. Section 2-405.2 of the Corporations and Associations Article and Section 5-349 of the Courts and Judicial Proceedings Article of the Annotated Code of Maryland permits the Company to limit the liability of a director or officer to the Company or its stockholders for money damages, with certain limitations.

        Article EIGHTH, Section (a)(5) of the Articles of Incorporation of the Company provides indemnification for a director or officer of the Company to the full extent permitted by Maryland law. No amendment of the Articles of Incorporation of the Company shall limit or eliminate the right to this indemnification with respect to acts or omissions occurring prior to such amendment or repeal. Article IX of the Bylaws of the Company contains provisions which implement the indemnification provisions of the Articles of Incorporation.
Section 2-418 of the Corporations and Associations Article of the Annotated Code of Maryland permits (and in part requires) the Company to provide indemnification to a director or officer, with certain limitations.

        The Company has entered into indemnification agreements with each of the directors and executive officers of the Company to provide them with indemnification to the full extent permitted by the Articles of Incorporation and Bylaws of the Company.

        The Company has obtained an insurance policy to provide liability coverage for directors and officers of the Company.

ITEM 16.  EXHIBITS

3.1 - Articles of Incorporation of Spieker Properties, Inc. (incorporated by reference to Exhibit 3.1 to Spieker Properties, Inc.'s registration statement on Form S-11 (File No. 33-67906))

3.1A - Articles of Amendment of Spieker Properties, Inc. (incorporated by reference to Exhibit 3.1A to Spieker Properties, Inc.'s, Report on Form 10-K for the year ended December 31, 1996)

3.2 - Articles Supplementary of Spieker Properties, Inc. for the Series A preferred stock (incorporated by reference to Exhibit 4.2 to Spieker Properties, Inc.'s Quarterly Report on Form 10-Q for the quarter ended March 31, 1994)

3.3 - Articles Supplementary of Spieker Properties, Inc. for the Class B common stock (incorporated by reference to Exhibit 4.2 to Spieker Properties, Inc.'s Quarterly Report on Form 10-Q for the quarter ended March 31, 1995)

3.4 - Articles Supplementary of Spieker Properties, Inc. for the Series B preferred stock (incorporated by reference to Exhibit 3.5 to Spieker Properties, Inc.'s annual report on Form 10-K for the year ended December 31, 1995)

3.5 - Articles Supplementary of Spieker Properties, Inc. for the Class C common stock (incorporated by reference to Exhibit 3.6 to Spieker Properties, Inc.'s annual report on Form 10-K for the year ended December 31, 1995)

3.6 - Articles Supplementary of Spieker Properties, Inc. for the Series C preferred stock (incorporated by reference to Exhibit 3.1 to Spieker Properties, Inc.'s Quarterly Report on Form 10-Q for the quarter ended September 30,1997)

3.7 - Articles Supplementary of Spieker Properties, Inc. for the Series D preferred stock (incorporated by reference to Exhibit 3.8 to Spieker Properties, Inc.'s Annual Report on Form 10-K for the year ended December 31, 1998)

3.8 - Articles Supplementary of Spieker Properties, Inc. for the Series E preferred stock (incorporated by reference to Exhibit 3.1 to Spieker Properties, Inc.'s Current Report on Form 8-K dated June 4, 1998)

3.9   - Bylaws of Spieker Properties, Inc. (incorporated by reference to
        Exhibit 3.2 to Spieker Properties, Inc.'s registration statement on Form S-11 (File No. 33-67906))

4.1   - Stockholder Protection Rights Agreement (incorporated by reference to
        Exhibit 4 of Spieker Properties, Inc.'s Current Report on Form 8-K dated September 22, 1998.)

5.1   - Opinion of Sullivan & Cromwell

5.2   - Opinion of Piper & Marbury L.L.P

8.1   - Opinion of Morrison & Foerster LLP relating to certain tax matters

23.1  - Consent of Arthur Andersen LLP

23.2  - Consent of Sullivan & Cromwell (included in Exhibit 5.1)

23.3  - Consent of Piper & Marbury L.L.P. (included in Exhibit 5.2)

23.4  - Consent of Morrison & Foerster LLP (included in Exhibit 8.1)

24.1  - Power of Attorney (included on signature page)

ITEM 17. UNDERTAKINGS

Each of the undersigned Registrant hereby undertakes:

        (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering price may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

                (iii) To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

provided, however, that subparagraphs (i) and (ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in the periodic reports filed by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in this registration statement.

        (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        The undersigned Registrant hereby further undertakes that, for the purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual reports pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        The undersigned Registrant hereby further undertakes that:

        (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance under Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

        (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under

Item 15 of this registration statement, or otherwise (other than insurance), the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in such Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in such Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Menlo Park, State of California, on the 7th day of April, 1999.


                                   SPIEKER PROPERTIES, INC.
                                   By: /s/ Craig G. Vought
                                       -----------------------------------
                                           Craig G. Vought
                                           Chief Financial Officer

        We, the undersigned officers and directors of Spieker Properties, Inc., do hereby constitute and appoint Warren E. Spieker, Jr., Dennis E. Singleton, Craig G. Vought and Sara R. Steppe, and each of them, our true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for each of us and in each of our names, places and stead, in any and all capacities, to sign any and all amendments to this registration statement, and to file the same, with exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as each of us might or could do in person, hereby ratifying and confirming all that each of said attorneys-in-fact and agents, or his/her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated:


          SIGNATURE                         TITLE                             DATE
          ---------                         -----                             ----
/s/ Warren E. Spieker, Jr.       Chairman of the Board, Director            April 7, 1999
---------------------------      and Chief Executive Officer
Warren E. Spieker, Jr.           (Principal Executive Officer)


/s/ John A. Foster               Executive Vice President and               April 7, 1999
------------------               Chief Investment Officer
John A. Foster

/s/ John K. French               Director, Executive Vice President         April 7, 1999
------------------               and Chief Operating Officer
John K. French


/s/ Dennis E. Singleton          Vice Chairman of the Board                 April 7, 1999
-----------------------
Dennis E. Singleton



          SIGNATURE                         TITLE                             DATE
          ---------                         -----                             ----

/s/ Elke Strunka              Vice President and Principal               April 7, 1999
----------------------------  Accounting Officer (Principal
Elke Strunka                  Accounting Officer)


/s/ Craig G. Vought           Executive Vice President and               April 7, 1999
----------------------------  Chief Financial Officer
Craig G. Vought               (Principal Financial Officer)


                              Director
----------------------------
Richard J. Bertero


                              Director
----------------------------
Harold M. Messmer, Jr.


/s/ David M. Petrone          Director                                   April 7, 1999
----------------------------
David M. Petrone


                              Director
----------------------------
William S. Thompson, Jr.


                                  EXHIBIT INDEX

Exhibit Sequentially Numbered
Number  Description Pages
------  -----------------------------------------------------------------------
3.1  -  Articles of Incorporation of Spieker Properties, Inc. (incorporated by reference to Exhibit 3.1 to Spieker Properties, Inc.'s registration statement on Form S-11 (File No. 33-67906))

3.1A - Articles of Amendment of Spieker Properties, Inc. (incorporated by reference to Exhibit 3.1A to Spieker Properties, Inc.'s Report on Form
        10-K for the year ended December 31, 1996)

3.2 - Articles Supplementary of Spieker Properties, Inc. for the Series A preferred stock (incorporated by reference to Exhibit 4.2 to Spieker
        Properties, Inc.'s quarterly report on Form 10-Q for the quarter ended
        March 31, 1994)

3.3 - Articles Supplementary of Spieker Properties, Inc. for the Class B common stock (incorporated by reference to Exhibit 4.2 to Spieker
        Properties, Inc.'s quarterly report on Form 10-Q for the quarter ended
        March 31, 1995)

3.4 - Articles Supplementary of Spieker Properties, Inc. for the Series B preferred stock (incorporated by reference to Exhibit 3.5 to Spieker
        Properties, Inc.'s annual report on Form 10-K for the year ended
        December 31, 1995)

3.5 - Articles Supplementary of Spieker Properties, Inc. for the Class C common stock (incorporated by reference to Exhibit 3.6 to Spieker
        Properties, Inc.'s annual report on Form 10-K for the year ended
        December 31, 1995)

3.6 - Articles Supplementary of Spieker Properties, Inc. for the Series C preferred stock (incorporated by reference to Exhibit 3.1 to Spieker
        Properties, Inc.'s quarterly report on Form 10-Q for the quarter ended
        September 30, 1997)

3.7 - Articles Supplementary of Spieker Properties, Inc. for the Series D preferred stock (incorporated by reference to Exhibit 3.8 to Spieker
        Properties, Inc.'s Annual Report on Form 10-K for the year ended
        December 31, 1998)

3.8 - Articles Supplementary of Spieker Properties, Inc. for the Series E preferred stock (incorporated by reference to Exhibit 3.1 to Spieker
        Properties, Inc.'s Current Report on Form 8-K dated June 4, 1998)

3.9  -  Bylaws of Spieker Properties, Inc. (incorporated by reference to
        Exhibit 3.2 to Spieker Properties, Inc.'s registration statement on Form
        S-11 (File No. 33-67906))

4.1  -  Stockholder Protection Rights Agreement (incorporated by reference to
        Exhibit 4 of Spieker Properties, Inc.'s current report on Form 8-K dated
        September 22, 1998.)

5.1  -  Opinion of Sullivan & Cromwell

5.2  -  Opinion of Piper & Marbury L.L.P.

8.1  -  Opinion of Morrison & Foerster LLP relating to certain tax matters

23.1 -  Consent of Arthur Andersen LLP

23.2 -  Consent of Sullivan & Cromwell (included in Exhibit 5.1)



23.3     -  Consent of Piper & Marbury L.L.P. (included in Exhibit 5.2)

23.4     -  Consent of Morrison & Foerster LLP (included in Exhibit 8.1)

24.1     -  Power of Attorney (included on signature page)